Exhibit 12.1

CORIUM INTERNATIONAL, INC.

Ratio of Earnings to Fixed Charges

The following table shows our ratio of earnings to fixed charges for the periods indicated:

	Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2018
Earnings (loss):
Pre-tax income (loss) from continuing operations before adjustment for income (loss) from equity investees	$(13,876)	$(9,911)	$(28,447)	$(36,700)	$(47,786)	$(31,296)
Plus: Fixed charges	$7,705	$6,961	$7,446	$7,947	$8,303	$4,533
Plus: Amortization of capitalized interest	—	—	—	—	—	—
Plus: Distributed income of equity investees	—	—	—	—	—	—
Plus: Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less: Interest capitalized	—	—	—	—	—	—
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Earnings (loss), adjusted	$(6,171)	$(2,950)	$(21,001)	$(28,753)	$(39,483)	$(26,763)

Fixed Charges:
Interest expensed and capitalized	$7,180	$6,794	$7,256	$7,718	$7,913	$3,844
Amortized premiums, discounts and capitalized expenses related to indebtedness	$525	$167	$190	$229	$390	$689
Interest within rental expense	—	—	—	—	—	—
Total fixed charges	$7,705	$6,961	$7,446	$7,947	$8,303	$4,533

Ratio of earnings to fixed charges	—	—	—	—	—	—
Dollar amount of deficiency	$(13,876)	$(9,911)	$(28,447)	$(36,700)	$(47,786)	$(31,296)